HAWAIIAN HOLDINGS, INC.

February 27, 2007

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:          Hawaiian Holdings, Inc.
                Form 10-K for the year ended December 31, 2005
                Filed March 23, 2006
                File No. 001-31443

and

Form 10-Q for the quarter ended March 31, 2006
                Filed May 9, 2006
                File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated January 30, 2007 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.  The Staff’s comments from the January 30, 2007 letter are reproduced below in bold-faced text followed by the Company’s respective response.  A courtesy copy of the filing has been forwarded to Ms. Heather Clark via facsimile transmission at the number listed above.  References herein to Hawaiian refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Annual Report on Form 10-K for the year ended December 31, 2005

Critical Accounting Policies, page 44
Frequent Flyer Accounting, page 49

1.                                  We note your response to our prior comment 1 and require further clarification.  Your response to comment 1 dated September 25, 2006 defines the historical usage period as “the average time between when a mileage credit is earned and when the member takes a flight resulting from the redemption of the mileage credit.”  However, your response to comment 1

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

dated December 29, 2006 defines the historical usage period as “the average period of time over which passengers have “earned” the credits redeemed for free travel awards.”  You further clarified in this response that this period represents the aggregate number of months, on average, that it takes your members to accumulate the miles.  These responses do not appear consistent, in that the time period outlined in your most recent response appears to reflect only the mileage earning period and not the subsequent period between culmination of the earning period and when travel is provided. Further, the time period outlined in your original response, which appears to culminate when the average member takes a flight, does not appear to reflect the full usage period since only approximately half of flights are likely to have been provided at the date the average member uses miles to travel (assuming the average is close to the mid point of the distribution).

It appears that the period over which revenue from sold miles should be amortized into income is the sum of (1) the average time taken to accumulate the miles (the “earning period” you state that you use in your most recent response) plus (2) twice the time subsequent to the average earning period it takes the average member to fly using miles redeemed (the “redemption period”)

To further clarify this and build on the seven-month earning period/amortization period example provided in your response, please additionally assume the following:

-rather than representing one mileage member, the example represents the average of all your mileage members; and

-the average member flies in month 12 rather than month eight (the month of redemption, which may differ from the month of flight, is irrelevant to determining when revenue should be recognized).

In this modified example, since the average member flies in month 12, five month after the culmination of the seven month earning period, this would appear to indicate that approximately half of members fly in the five-month period ending in month 12 (months eight to 12) and half fly in the five-month period starting in month 12 (months 12 to 16).  Therefore, the total redemption period in this modified example would appear to be nine month (months eight to 16) and the total period over which sold miles should be amortized into income would appear to be 16 months (the seven month average earning period plus the nine month average redemption period).

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

In this example, a 16 month amortization appears appropriate because, on average, a portion of sold miles are used for travel in the month immediately following their sale (month two), while a portion are not used for travel until month 17. This differs from the 12 month amortization period that you appear to suggest in your original and subsequent responses, respectively.

Please clarify for us the period over which you are amortizing sold miles, including both the actual method of determining the amortization period and the actual number of months of the amortization period.  Please also tell us the actual earning period of the average member and the actual number of months between the culmination of that average earning period and the month in which the average member travels.  Please revise your amortization period and the description of your amortization in your accounting policy, as necessary.

As discussed with Ms. Clark and Mr. Lyn Shenk on February 1, 2007, and as further discussed with Ms. Clark on February on February 8, 2007, while we continue to believe that our prior method was a rational and systematic method for recognizing revenue from the sale of mileage credits, we will modify our estimated redemption period (the time between when a member redeems a free travel award and when the free travel is provided by Hawaiian) by applying the suggested methodology on a going-forward basis.  The Company will effect the change in the current year through a change in estimate, effective October 1, 2006.  The difference between the two methods on our 2005 and 2006 revenue and net loss is approximately $950,000 and $700,000, respectively, which is not material to our financial statements for either period.

In determining that the difference between the two methods was not material to either period, we considered the guidance provided in SEC Staff Accounting Bulletin No. 99, Materiality, and, after considering all relevant facts and circumstances, concluded that the judgment of reasonable persons relying on the Company’s reports would not have been changed or materially influenced by the difference in either the Company’s originally filed financial statements for 2005 or its financial statements for 2006.  In performing our analysis, we also considered the impact of two known errors in our 2005 financial statements that we had previously discovered during 2006, subsequent to the filing of our Annual Report on Form 10-K for the year ended December 31, 2005.  The most significant of these errors is an understatement in our 2005 pension expense of approximately $1.1 million, which resulted from an error made by our former third-party actuaries and which was detected late in 2006 by our new third-party actuaries.  The other error was an overstatement of a loss on debt retirements of approximately $280,000.  These differences have both been corrected in our 2006 financial statements.  Consistent with the reasons discussed below, we had

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

previously assessed these errors and concluded that they were not material to our financial statements for any period, including 2005.  As discussed below, our analysis includes both quantitative and qualitative considerations.

Quantitative Analysis:

Quantitatively, the impact of the differences is not material to the Company’s 2006 total revenue of $888.0 million and pre-tax loss of $41.0 million under either the “rollover” or “iron curtain” approaches, as both terms are defined in SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  With respect to 2005, the total difference of $1.8 million is approximately 16.9% of the Company’s income before taxes and 0.4% of the Company’s total revenues for the year.  Additionally, the individual differences are approximately 0.2% of passenger revenue (re: frequent flyer), 0.8% of wages and benefits (re: pension), and 2.1% of interest and amortization expense (re: debt retirements). However, with regard to the difference as a percentage of the Company’s income before taxes, we also considered the following in concluding that the difference is not material to the Company’s financial statements:

•                  The Company did not consolidate Hawaiian during its bankruptcy. As a result, the Company’s financial statements for 2005 include only seven months of the operations of Hawaiian, as the Company did not consolidate Hawaiian until its emergence from bankruptcy on June 2, 2005.  We believe that using combined operating results of the Company and Hawaiian for the periods during which Hawaiian was not consolidated is the relevant base upon which to evaluate materiality, as the Company is a holding company with no assets or operations other than its ownership of Hawaiian.  We believe, subsequent to Hawaiian’s emergence from bankruptcy and our regaining control of Hawaiian, that users of the Company’s financial statements are more focused on the combined results of the Company, as the combined results are more representative of the Company’s operations.  For this reason, subsequent to Hawaiian’s emergence from bankruptcy, our discussion of operating results and cash flows within our Management’s Discussion and Analysis of Financial Condition and Results of Operations has been substantially based on the combined results of the Company and Hawaiian for all periods Hawaiian was not consolidated, and “predecessor”, as defined in Rule 405 of Regulation C, financial statements of Hawaiian have been included in the Company’s periodic filings for all periods that Hawaiian was not consolidated.

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

•                  The Company’s reported operating results for 2005 are not reflective of the scope of the Company’s operations, both due to the non-consolidation of Hawaiian for five months and the breakeven nature of the Company’s results for 2005.   On a combined basis, the Company’s total revenue; income (loss) before income taxes and bankruptcy reorganization items; income (loss) before income taxes; and income (loss) before income taxes as a percentage of total revenue for each of the most recent five years are (in millions):

	Revenue (*)	Income (loss) before income taxes and reorganization items (*)	Income (loss) before income taxes (*)	Net ncome (loss) margin
2002	$632.0	$(55.5)	$(55.5)	-8.8%
2003	706.1	76.9	(36.7)	-5.2%
2004	764.0	63.6	(65.9)	-8.6%
2005	825.5	25.5	26.3	-3.2%
2006	888.0	(41.0)	(41.0)	-4.6%

(*)       Hawaiian was not consolidated by the Company from April 1, 2003 through June 1, 2005.  Consolidated and combined results of operations of the Company are the same for all other periods.

As the above table clearly demonstrates, the Company’s combined income before income taxes for the year ended December 31, 2005 is substantially more breakeven than any other year in the past five years.  The 2005 differences, both individually and in the aggregate, would not have been quantitatively material to any other year in the past five years, based on combined income (loss), both before and after bankruptcy reorganization items.

•                  We believe that our fact pattern is analogous with the situation described by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, in his s remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments.  In discussing situations in which an error that was quantitatively material to a given year might nevertheless appropriately be determined to be immaterial, Mr. Hardiman stated:

“We took a stab at trying to identify the types of considerations that might cause a large error to be immaterial. You might find it instructive that we could only come up with two examples.  The first is a break-even year…..But let me give two cautions about break-even years. First, a registrant that regularly has razor thin margins or net income is not what we mean when we refer to a registrant with a break-even year. Second, it

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

may be difficult to objectively support that the most recently completed fiscal year is in fact a break even year, particularly when the evidence indicates that the registrant’s turnaround will involve multiple years or when there is no clear trend evident from the registrant’s historical earnings.”

As the above table indicates, our pre-tax margin in 2005 is lower than for any other year in the past five years.  Furthermore, the year being evaluated is not our most recently completed fiscal year and, in fact, our 2006 results provide additional evidence that 2005 was a breakeven year.

•                  Given the Company’s near break-even results for 2005, in addition to comparing the difference to combined pre-tax results for the past five years, we also evaluated the differences as a percentage of total revenues, noting that they represent an immaterial percentage of our total revenue for 2005.

Qualitative Analysis:

SAB 99 provides that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”  SAB 99 further provides that “while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”  Accordingly, we considered the following qualitative matters, all set forth in SAB 99, in our analysis:

•                  The frequent flyer difference relates to an estimate, rather than an item capable of precise measurement.

•                  The differences clearly do not mask any change in earnings or other trends, nor do they hide a failure to meet analysts’ expectations for the Company.

•                  Despite near break-even results on a consolidated and combined basis, the differences would not change either operating income or income before taxes to a loss.

•                  The differences would not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

•                  Management did not deliberately understate earnings or manipulate earnings in any manner. Also, there was no effect on management’s compensation.

•                  The matter does not involve concealment of an unlawful transaction.

The Company believes after consideration of all relevant factors, including the magnitude and nature of the items, the differences are not material to any period presented.  In addition, recording the differences would serve to decrease net income in 2005, with the offset being to improve the Company’s operating results in the more recent periods of 2006 and beyond.  Our independent auditors, Ernst &Young LLP, have also evaluated the differences and also concluded that they are not material to our financial statements for any period.

The Company will further revise and enhance its discussion of its accounting for the frequent flyer program in Critical Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning with its Form 10-K for the year ending December 31, 2006.  The Company’s revised critical accounting policy discussion will include the following:

Frequent Flyer Accounting.   We utilize a number of estimates in accounting for the HawaiianMiles frequent flyer program that are consistent with industry practices. We record a liability for the estimated incremental cost of providing travel awards that are expected to be redeemed on Hawaiian or the contractual rate of expected redemption on partner airlines. Incremental cost includes the costs of fuel, meals and beverages, and certain other passenger traffic related costs, but does not include any costs for aircraft ownership and maintenance. A change to these cost estimates, the actual redemption activity, or the amount of redemptions on partner airlines could have a significant impact on our liability in the period of change as well as future years.  The liability is adjusted periodically based on awards earned, awards redeemed, changes in the incremental costs and changes in the HawaiianMiles frequent flyer program, and is included in the accompanying consolidated balance sheets as air traffic liability.  Changes in the liability are recognized in the period of change.  Hawaiian also sells mileage credits in the HawaiianMiles frequent flyer program to participating partners such as hotels, car rental agencies and credit card companies. Revenue from the sale of mileage credits is deferred and amortized as passenger revenue over the estimated period when the transportation is expected to be provided.  Amounts in excess of the fair value of the transportation to be provided are recognized immediately as other operating income. The estimated period over which the transportation is expected to be provided is based on the historical average time taken by our members to

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

accumulate mileage credits and fly using the miles redeemed.  On a periodic basis, we review and update the amortization period.  A change to the amortization period (currently five to 18 months), the actual redemption activity or our estimate of the amount or fair value of expected transportation could have a significant impact on our revenue in the year of change as well as future years.

Note 3 Summary of Significant Accounting Policies, page F-8

2.                                  We note your response to our prior comment 2 from our letter dated August 14, 2006.  Your response provided proposed disclosures that will be added to your footnotes and critical accounting policies discussing how the company assesses the probability of recovery of such maintenance deposits. In  this regard, please also expand your accounting policy footnote to state that excess, non-refundable reserves are recognized as expense if it is no longer probable that they will be used for the maintenance for which they were deposited and to describe how you assess deposits for probability of recovery.  You should also disclose how management determines it is probable that the maintenance deposits will be utilized to fund future maintenance activities as well as management’s affirmative representation that the asset as reflected on the consolidated balance sheet is probable of recovery based on the specific factors stated in the notes herein.

The Company will revise and enhance its disclosure of its policy for accounting for maintenance deposits in future filings, beginning with its Form 10-K for the year ending December 31, 2006. The Company’s accounting policy footnote will include the following disclosure:

Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as a deposit, to the extent recoverable through future maintenance, and then recognized as maintenance expense when the underlying maintenance is performed. Any non-refundable amounts that are not probable of being used to fund future maintenance expense are recognized as additional aircraft rental expense at the time such determination is made.   In determining whether it is probable that maintenance deposits will be used to fund the cost of maintenance events, management considers the condition, including the airframe, the engines, the auxiliary power unit and the landing gear, of the related aircraft, the projected future usage of the aircraft during the term of the lease based on the Company’s business and fleet plan, and the estimated cost of performing all required maintenance during the lease term. These estimates are based on the experience of the Company’s maintenance personnel and industry available data, including historical fleet operating statistics reports published by the

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

aircraft and engine manufacturers.  As of December 31, 2006, based on this assessment, management determined that it was probable that all maintenance deposits recorded as an asset in the accompanying consolidated balance sheet will be used to fund the cost of maintenance events and are therefore recoverable.

As more fully discussed in our response to your comment #3 below, in December 2006, we expensed $0.9 million of maintenance deposits that we had previously determined to be recoverable through future maintenance activities, solely as a result of amendments to certain of our aircraft and spare engine leases.  We will disclose this amount in the footnote to our financial statements which discusses the lease amendment transactions.

3.                                  Further revise your critical accounting policies and estimates section within MD&A to discuss management’s method of measuring impairment loss. Your revised critical accounting policy should provide an analysis of the uncertainties involved in applying the policy at a given time or the variability that is reasonably likely to result from its application over time.  Your revised disclosure should address how you arrived at any material estimates used and assumptions made by management in determining the recoverability of the asset; how accurate the estimate/assumption has been in the past; how much the estimate/assumption as changed in the past and whether the estimate/assumption is likely to change in the future, if applicable.  Please provide us with your revised disclosure as part of your next response to us.

The Company will further revise and enhance its discussion of its accounting for maintenance and repair costs, including its accounting for maintenance deposits, in Critical Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning with its Form 10-K for the year ending December 31, 2006. The Company’s revised critical accounting policy discussion will include the following:

Aircraft maintenance and repair costs. Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expenses as incurred. Engine overhaul costs covered by power-by-the-hour arrangements are paid and expensed as incurred, on the basis of hours flown per contract. Under the terms of our power-by-the-hour agreements, we pay a set dollar amount per engine hour flown on a monthly basis and the third-party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions.

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

Additionally, although our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft, we do, under our existing aircraft lease agreements, pay maintenance reserves to aircraft lessors that are to be applied towards the cost of future maintenance events. These reserves are calculated based on a performance measure, such as flight hours, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for the invoices initially paid by Hawaiian and then submitted to the lessor, they are reimbursed to us.  However, reimbursements are limited to the available deposits associated with the specific maintenance activity for which we are requesting reimbursement. Under certain of our existing aircraft lease agreements, if there are excess amounts on deposit at the expiration of the lease, the lessor is entitled to retain any excess amounts; whereas at the expiration of certain other of our existing aircraft lease agreements any such excess amounts are returned to us, provided that we have fulfilled all of our obligations under the lease agreements. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider. Therefore, we record these amounts as a deposit on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy.  Because we recognize expense when the underlying maintenance is performed, as opposed to expensing the deposits when paid to the lessor, and because the cost of maintaining an aircraft increases as the aircraft gets older, we will recognize significantly less maintenance expense in the earlier years of the leases than in the later years, even though our use of and benefit from the aircraft does not vary correspondingly over the term of the lease.  Hawaiian’s maintenance reserve activity for the past three years is as follows (in thousands):

	Beginning Balance	Payments	Reimbursements	Ending Balance
Year ended December 31:
2004	$15,916	$11,412	$(1,990)	$25,338
2005	25,338	12,593	(7,542)	30,389
2006	30,389	14,604	(8,504)	36,489
Fair value adjustments (1)				(4,325)
Deposits not considered probable of recovery (2)				(4,039)
Recorded balance at December 31, 2006				$28,125

(1)          The Company recorded Hawaiian’s maintenance deposits at fair value upon Hawaiian’s emergence from bankruptcy on June 2, 2005.  The individual line items in the table do

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

not reflect the fair value adjustments recorded by the Company (which related primarily to recording the deposits at their net present value as of June 2, 2005, based on the anticipated dates the underlying maintenance would be performed).

(2)          Deposits made by Hawaiian prior to its emergence from bankruptcy that were not considered probable of recovery as of June 2, 2005 and certain spare engine deposits discussed below.

Any non-refundable amounts that are not probable of being used to fund future maintenance expense would be recognized as additional aircraft rental expense at the time such determination is made.  In determining whether it is probable that maintenance deposits will be used to fund the cost of maintenance events, we conduct the following analysis:

•                  At the time of delivery of each aircraft under lease, we evaluate the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

•                  We then project future usage of the aircraft during the term of the lease based on our business and fleet plan.

•                  We also estimate the cost of performing all required maintenance during the lease term. These estimates are based on the experience of our maintenance personnel and industry available data, including historical fleet operating statistic reports published by the aircraft and engine manufacturers.

Our assessment of the recoverability of our maintenance deposits is subject to change in the event that key estimates and assumptions supporting it change over time.  Those key estimates and assumptions include the Company’s fleet plan and the projected total cost and, to a lesser extent, anticipated timing of the major maintenance activities covered by the maintenance reserves.  In December 2006, as described more fully in the notes to our consolidated financial statements, we amended certain of our aircraft and spare engine leases.  These amendments, among other things, reduced the respective lease terms and amended certain provisions with regard to the maintenance deposits.  As a result of the reductions in the lease terms, we expensed $0.9 million of maintenance deposits that we had previously determined to be recoverable through future maintenance activities, and, subsequent to the amendments, began expensing certain of the maintenance deposits as they become due.  This revision in our assessment was based solely on the reduced term of the lease and not a change in the projected total cost of the anticipated major maintenance activities that will required over the life of the engine. Based on current market conditions we believe that further significant changes

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

in our fleet plan are unlikely.  Furthermore, based on historical trends and future projections, including those published by the manufacturers of our aircraft and engines, we believe it is unlikely that future maintenance costs for our aircraft will decline to such an extent that the maintenance deposits currently recorded on our consolidated balance sheet would not be used to fund the cost of future maintenance events and therefore not be recoverable.

4.             Please also revise your critical accounting policy to:

-state that the selection of this method of accounting for non-refundable maintenance reserve lease payments, as opposed to expensing the payments when made, results in your recognizing less expense in the earlier years of the leases than in the later years (potentially substantially so) even though the use of and benefit from the aircraft does not vary correspondingly over the term of the lease;

-state that your current and past results of operations may not be indicative of future results as a result of your expectation of expensing these maintenance reserves in the future; and

-disclose the amount of write-offs of excess non-refundable maintenance reserves in each of the last three years (or state that no amounts have been written-off, if applicable);

In conclusion, this critical accounting policy disclosure should provide greater insight into the quality and variability of financial information including a quantitative sensitivity analysis that our critical estimates and assumptions are subject to change, based on other outcomes, as quantitative information is available.

Please see our response to your comment #3 above.

5.                                  Furthermore, FR-72 requires your discussion and analysis within MD&A to provide information regarding the quality and potential variability of your earnings and cash flow so that reader can ascertain whether past performance is indicative of future performance. This includes, but is not limited to, a discussion of known material trends and uncertainties and an analysis of their effects within MD&A. In this regard, we believe you should prominently disclose that such costs are expected to be incurred in the future as the scheduled heavy maintenance activities become due and your method of determining when and how the deposits will be utilized. So that investors will be able to better understand this issue, we believe your MD&A should be revised to include tabular discussion of relevant financial information as follows:

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

-on an annual and quarterly basis, the amount of maintenance reserves actually paid and expensed in each of the last three years and the balance of capitalized maintenance reserves at each balance sheet date;

-on an annual basis, the approximate amount (or range of amounts) of maintenance reserves expected to be (1) paid to lessors and (2) utilized for maintenance and expensed in each of the following five years.

We agree that our expectations regarding our future maintenance costs and the related cash flows are important information for investors and, as a result, we have previously disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2005, that “we expect aircraft maintenance expenses to continue to increase in subsequent years due to a variety of factors such as the aging of our fleet, additional fleet utilization, the growth of our fleet and increased costs for related materials and services.”  We included similar disclosures in our Form 10-Qs for each quarter of 2006.  The Company will revise and enhance such disclosure, beginning with its Form 10-K for the year ending December 31, 2006, to include the following:

We expect aircraft maintenance expenses to continue to increase in subsequent years due to a variety of factors, including the aging of our fleet, additional fleet utilization, the growth of our fleet, including the introduction into our fleet of the four used 767-300 acquired in early 2006, the expiration of manufacturers’ warranties on certain aircraft and increased costs for related materials and services.  As more fully discussed in Note 3 to our consolidated financial statements and Critical Accounting Policies, we have made deposits to our aircraft lessors to cover a portion of our future maintenance costs.  However, because these payments are recorded as a deposit, to the extent recoverable through future maintenance, and then recognized as maintenance expense when the underlying maintenance is performed, they do not impact the timing of our recognition of maintenance expense, which is recognized as expense when incurred.  Maintenance deposits totaled $32.5 million ($28.1 million, net of unamortized fair value adjustments recorded in purchase accounting) as of December 31, 2006.   The estimated maintenance reserve deposits to be paid to lessors and the estimated amounts to be reimbursed and charged to expense upon performance of the related maintenance, based on currently scheduled maintenance, are set forth in the following table (in thousands):

	2007	2008	2009	2010	2011
Deposits	$7,000	$6,174	$6,150	$5,668	$5,289
Reimbursements	(7,986)	(152)	(6,965)	(5,505)	(1,187)

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
February 23, 2007

These estimates are subject to significant variation, including, among others, the actual cost to complete the maintenance, timing and extent of the maintenance, aircraft cycles impacting the timing, and the imposition of potential new maintenance requirements.

*    *    *    *    *    *    *    *

Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.               The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram
                Chief Financial Officer
                Hawaiian Holdings, Inc.

cc:   Gregory S. Anderson, Audit Committee Chairman
        Charles I. Weissman, Dechert LLP
        Darrell L. McKown, Ernst & Young LLP